UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 1-09195
KB HOME 401(k) SAVINGS PLAN
(Full title of the plan)
KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Financial Statements and Supplemental Schedule
KB Home 401(k) Savings Plan
Years ended December 31, 2009 and 2008

KB Home 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 29, 2010

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets

Investments, at fair value	$117,389,928	$105,561,452
Receivables:
Employer contributions	—	288,841
Other	501	46,953

Total assets	117,390,429	105,897,246

Liabilities

Administrative expenses payable	2,521	2,513

Total liabilities	2,521	2,513

Net assets available for benefits	$117,387,908	$105,894,733

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2009	2008
Additions (Deductions)

Contributions:
Plan Participants	$6,628,963	$11,192,599
Employer, net of forfeitures	3,506,831	5,000,705

	10,135,794	16,193,304

Investment income (loss):
Interest and dividends	1,949,016	5,460,557
Net appreciation (depreciation) in fair value of investments	20,824,706	(59,277,283)

	22,773,722	(53,816,726)

Benefits paid to Participants	(21,362,983)	(41,300,194)
Administrative expenses	(53,358)	(46,886)

Net increase (decrease) in net assets available for benefits	11,493,175	(78,970,502)

Net assets available for benefits

Beginning of year	105,894,733	184,865,235

End of year	$117,387,908	$105,894,733

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan
General
The following description of the KB Home 401(k) Savings Plan (the Plan) provides only general information. Eligible employees of KB Home (the Company) who elect to participate in the Plan (each, a Participant) should refer to the governing Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan in which all eligible employees of the Company may participate on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Participants may contribute up to 25% of their annual eligible compensation on a pretax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. All contributions are made in whole percentages through payroll deductions. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Internal Revenue Code (the Code).
Effective as of August 1, 2003, each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limit, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).
Unless otherwise determined by its Board of Directors, the Company will match a Participant’s pretax contribution up to 6% of annual eligible compensation (for Participants paid on a commission basis, the Company will match pretax contributions only up to $50,000 of eligible compensation).
The Plan accepts rollover contributions transferred from other qualified retirement plans or from individual retirement accounts, subject to the applicable provisions of the Plan.
Plan assets are held in trust by Fidelity Management Trust Company, Inc. (the Trustee). Participants may direct the investment of their contributions among one or more of the several fund options offered by the Plan, and may elect to change the investments of their contributions or to transfer all or part of their account balances among such fund options.

KB Home 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions and the earnings thereon. Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and the earnings thereon vest to Participants over five years.
Participant Loans
Subject to the provisions of the Plan, a Participant may borrow up to 50% of the vested balance in the Participant’s Plan account not to exceed $50,000 in any one year period. The minimum amount of any such loan is $1,000. Loans must be repaid within five years unless a loan is used to purchase a Participant’s principal residence, in which case, the loan must be repaid within 15 years. The loans are secured by the vested balance in the borrowing Participant’s Plan account and bear interest at the prime rate plus 1%, as of the last day of the preceding calendar quarter in which a loan was made.
Distributions and Withdrawals
Participants who terminate their employment with the Company may elect to withdraw or rollover their contributions, vested Company contributions, and related earnings thereon. Withdrawals or rollovers (to a separate defined contribution plan or individual retirement account) may be processed without a formerly employed Participant’s consent if the Participant’s vested benefits total less than $5,000. Vested benefits totaling $1,000 or less will be distributed as a lump-sum payment, and vested benefits totaling more than $1,000 but less than $5,000 will be rolled into an individual retirement account. Vested benefits totaling $5,000 or more may be kept in the Plan. Participants may take hardship withdrawals subject to the limitations and requirements of the Plan.
Forfeitures
Unvested Company contributions for formerly employed Participants are forfeited and used by the Company to offset future matching contributions. For the Plan years ended December 31, 2009 and 2008, the Company used $392,037 and $2,069,320, respectively, of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $196,461 and $513,956 at December 31, 2009 and 2008, respectively.

KB Home 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Administrative Expenses
Certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company. Other administrative expenses arising from Participants’ individual investment elections or transactions under the Plan, such as Participant loan administration and withdrawal fees and fees related to the unitized employer stock fund in the Plan (the KB Home Stock Fund), are paid directly by such Participants.
Plan Termination
As of the date of this report, the Company expects and intends to continue the Plan, but reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, benefits of all affected Participants, if not already so, shall become 100% vested and not subject to forfeiture.
Partial Plan Termination
The Company believes that a partial termination of the Plan under the Code and applicable IRS rules and guidance occurred during the Plan year ended December 31, 2008. As a result, certain formerly employed Participants became vested in previously unvested Company contributions, and the Company restored corresponding forfeited Company contributions of $858,886 to such Participants during the Plan year ended December 31, 2009. To do so, the Company used the forfeiture balance available at the time and contributed $150,466 to the Plan. The Plan financial statements as of December 31, 2008 reflect an estimated contribution receivable from the Company of $288,841 in connection with such partial termination of the Plan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
The financial statements are based on information provided to the Company by the Trustee. Certain adjustments have been made to the information provided by the Trustee in order for the financial statements to conform to the accrual basis of accounting and U.S. generally accepted accounting principles (GAAP).

KB Home 401(k) Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 below for the fair value measurement disclosures associated with the investments held by the Plan.
Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividends are recorded on the ex-dividend date.
Participant Loans
Participant loans are valued at amortized cost, which approximates fair value. Refer to Note 3 below for the fair value measurement disclosures associated with Participant loans.
Distributions
Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed.
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended Statement of Financial Accounting Standards No. 157 (codified as Accounting Standards Codification Topic No. 820, Fair Value Measurements and Disclosures (ASC 820)) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP

KB Home 401(k) Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
157-4 for the reporting period ended December 31, 2009. The adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, which was codified into Accounting Standards Codification Topic No. 855, Subsequent Events (ASC 855), to provide general standards of accounting for and disclosure of events that occur after a balance sheet date, but before the corresponding financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which provides amendments to Accounting Standards Codification Subtopic No. 820-10, Fair Value Measurements and Disclosures — Overall. ASU 2010-06 requires additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers in and out of Levels 1 and 2 of the fair value hierarchy and the reasons for those transfers. The Plan will adopt the guidance in ASU 2010-06 for the Plan year ending December 31, 2010, except for the provisions that will be effective for the Plan year ending December 31, 2011. Plan management is currently evaluating the impact on the Plan’s financial statements of adopting ASU 2010-06.
3. Fair Value Measurements
ASC 820 provides a framework for measuring the fair value of assets and liabilities under GAAP, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:
Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2
Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

KB Home 401(k) Savings Plan
Notes to Financial Statements
3. Fair Value Measurements (continued)
Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.
The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements Using
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Money market fund	$17,965,730	$—	$—	$17,965,730
Mutual funds:
Domestic stock funds	55,730,269	—	—	55,730,269
International stock funds	10,469,765	—	—	10,469,765
Bond funds	8,790,787	—	—	8,790,787
Balanced funds	14,132,884	—	—	14,132,884
KB Home Stock Fund:
KB Home Common Stock	6,531,297	—	—	6,531,297
Cash-interest bearing	—	380,431	—	380,431
Participant loans	—	—	3,388,765	3,388,765

Total investments measured at fair value	$113,620,732	$380,431	$3,388,765	$117,389,928

KB Home 401(k) Savings Plan
Notes to Financial Statements
3. Fair Value Measurements (continued)
The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements Using
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Money market and mutual funds	$96,037,733	$—	$—	$96,037,733
KB Home Stock Fund:
KB Home Common Stock	5,583,546	—	—	5,583,546
Cash-interest bearing	—	279,105	—	279,105
Participant loans	—	—	3,661,068	3,661,068

Total investments measured at fair value	$101,621,279	$279,105	$3,661,068	$105,561,452

The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets:

	2009	2008

Balance as of January 1	$3,661,068	$3,960,563
Issuances, repayments and settlements, net	(272,303)	(299,495)

Balance as of December 31	$3,388,765	$3,661,068

The fair values of money market funds and mutual funds are determined based on quoted market prices. The fair value of the KB Home Stock Fund is determined by the Trustee based on the combined fair value of the fund’s underlying common stock and cash positions. The fair value of the fund’s underlying common stock position is based on quoted market prices. The fair value of the fund’s underlying cash position is valued at its carrying value, which approximates market value. Participant loans are valued at amortized cost, which approximates their fair value.

KB Home 401(k) Savings Plan
Notes to Financial Statements
4. Investments
The following table presents the fair value of the individual investments held by the Plan that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008:

	December 31,
	2009	2008

Fidelity Contrafund	$13,730,567	$12,302,928
Fidelity Equity Income	5,999,877	5,659,518
Fidelity Intermediate Bond	8,450,044	7,707,068
Fidelity Low-Priced Stock	6,833,658	*
Fidelity Magellan	8,646,045	7,073,139
Fidelity Retirement Money Market	17,965,730	23,300,434
KB Home Stock Fund:
KB Home Common Stock	6,531,297	5,583,546

*	Represents less than 5% of the Plan’s net assets at the measurement date.
The following table presents the net appreciation (depreciation) of the investments held by the Plan (including investments bought, sold, and held during the year) for the Plan years ended December 31, 2009 and 2008:

	Years ended December 31,
	2009	2008

Mutual funds	$20,644,165	$(56,503,514)
KB Home Stock Fund	180,541	(2,773,769)

Total	$20,824,706	$(59,277,283)

KB Home 401(k) Savings Plan
Notes to Financial Statements
5. Risks and Uncertainties
The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by those of ERISA, and the investments directed by individual Participants in various mutual funds and other securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ individual Plan account balances, the amounts reported in the Statements of Net Assets Available for Benefits, and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.
6. Tax Status of the Plan
The Plan has received a determination letter from the IRS dated January 23, 2009 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. Plan management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

KB Home 401(k) Savings Plan
Notes to Financial Statements
7. Legal Matter
Bagley, et al., v. KB Home, et al.
This lawsuit was initially filed on March 16, 2007, against the Company, its directors, and certain of its current and former officers, and members of the Plan’s Administrative Committee. On March 17, 2008, the two existing plaintiffs, together with two additional plaintiffs, filed a first amended complaint. The plaintiffs, who claim to be former employees of the Company who participated in the Plan, allege on behalf of themselves and on behalf of all others similarly situated that all defendants breached fiduciary duties owed to them and purported class members under ERISA by failing to disclose information to and providing other misleading information to Participants in the Plan about the Company’s alleged prior stock option backdating practices. Plaintiffs also allege that defendants breached their fiduciary duties by failing to remove the Company’s common stock as an investment option under the Plan. The Plan itself is not named as a defendant. The parties executed a settlement agreement on February 26, 2010 and an amended settlement agreement on April 5, 2010. The amended settlement, if approved by the court, provides for the settlement and dismissal with prejudice of the claims asserted by the individual plaintiffs and a proposed class described as all persons who were Participants in or beneficiaries of the Plan at any time between January 1, 2001 and February 26, 2010, and whose Plan accounts included investments in KB Home common stock at any time during that time period. On April 12, 2010, the court preliminarily approved the amended settlement and the conditional certification of the settlement class described in the amended settlement. The preliminary approved settlement is not material to the Company. The court set the fairness hearing on the proposed settlement for July 26, 2010.
8. Related Party and Party-in-Interest Transactions
Investments held by the Plan include shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments held by the Plan. An investment held by the Plan also includes the common stock of the Company. The transactions associated with these investments qualify as exempt party-in-interest transactions under ERISA.

KB Home 401(k) Savings Plan
Notes to Financial Statements
9. Reconciliation to Form 5500
The following table presents a reconciliation of net assets available for benefits per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2009	2008

Net assets available for benefits per the Plan’s financial statements	$117,387,908	$105,894,733
Less contribution receivable at end of year	—	(288,841)
Less benefits payable at end of year	(45)	(118)

Net assets available for benefits per the Plan’s Form 5500	$117,387,863	$105,605,774

The following table presents a reconciliation of contributions per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2009	2008

Contributions per the Plan’s financial statements	$10,135,794	$16,193,304
Less contribution receivable at end of year	—	(288,841)
Add contribution receivable at beginning of year	288,841	—

Contributions per the Plan’s Form 5500	$10,424,635	$15,904,463

The following table presents a reconciliation of benefits paid to Participants per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2009	2008

Benefits paid to Participants per the Plan’s financial statements	$21,362,983	$41,300,194
Less benefits payable at the beginning of year	(118)	(33,314)
Add benefits payable at end of year	45	118

Benefits paid to Participants per the Plan’s Form 5500	$21,362,910	$41,266,998

KB Home 401(k) Savings Plan
Notes to Financial Statements
10. Subsequent Events
Plan management has evaluated subsequent events in respect of the Plan through the filing of the Plan’s financial statements with the Securities and Exchange Commission on June 29, 2010, and did not identify any events that would require an adjustment to the financial statements or to accompanying disclosures.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267 Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issuer,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/			Current
or Similar Party	Collateral, Par, or Maturity Value	Units	Cost		Value
American Beacon	American Beacon Small Cap Value	142,389.388		**	$2,255,448
Dimension Capital Management	Dimension US Large Cap Value	138,259.666		**	2,358,710
Fidelity Investments*	Fidelity Asset Manager	322,623.236		**	4,468,332
Fidelity Investments*	Fidelity Consumer Discretionary	10,377.327		**	194,990
Fidelity Investments*	Fidelity Contrafund	235,596.551		**	13,730,567
Fidelity Investments*	Fidelity Equity Income	153,292.717		**	5,999,877
Fidelity Investments*	Fidelity Financial	8,593.919		**	498,619
Fidelity Investments*	Fidelity Freedom Income	40,192.859		**	431,671
Fidelity Investments*	Fidelity Freedom 2000	42,267.679		**	479,738
Fidelity Investments*	Fidelity Freedom 2010	80,983.001		**	1,013,097
Fidelity Investments*	Fidelity Freedom 2020	229,500.116		**	2,880,226
Fidelity Investments*	Fidelity Freedom 2030	200,729.430		**	2,487,038
Fidelity Investments*	Fidelity Freedom 2040	391,683.341		**	2,804,453
Fidelity Investments*	Fidelity Healthcare	16,167.133		**	1,724,871
Fidelity Investments*	Fidelity Industrials	48,605.702		**	881,221
Fidelity Investments*	Fidelity Intermediate Bond	832,516.619		**	8,450,044
Fidelity Investments*	Fidelity Low-Priced Stock	213,952.975		**	6,833,658
Fidelity Investments*	Fidelity Magellan	134,422.349		**	8,646,045
Fidelity Investments*	Fidelity Natural Resources	116,816.525		**	3,323,430
Fidelity Investments*	Fidelity Overseas	111,720.057		**	3,455,501
Fidelity Investments*	Fidelity Retirement Money Market	17,965,729.790		**	17,965,730
Fidelity Investments*	Fidelity Technology	16,990.087		**	1,282,242
Fidelity Investments*	Fidelity Utilities Growth	16,529.777		**	739,212
Legg Mason	Legg Mason Partners Aggressive Growth	41,275.774		**	3,692,944
Harbor Funds	Harbor International	41,223.722		**	2,261,946
Managers Investment Group	Managers Fremont Institutional Micro-Cap	48,277.164		**	437,874
Pacific Investment Management Company	PIMCO Total Return Fund Administrative Class	31,550.269		**	340,743
Fidelity Investments*	Spartan US Equity Index	68,477.626		**	2,698,890
Franklin Templeton Investments	Templeton Developing Markets A	215,622.399		**	4,752,318
Company Stock*	KB Home Stock Fund
	KB Home Common Stock	447,434		**	6,531,297
	Fidelity-Cash-interest bearing				380,431
Participant Loans*	Individual Participant loans with interest rates ranging from 4.25% to 9.25% and maturity dates through 2024				3,388,765

					$117,389,928

*	Party-in-interest to the Plan.

**	Participant-directed investments, cost information is omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan
	By:	KB Home Plan Administrator

Dated: June 29, 2010	By:	/s/ WILLIAM R. HOLLINGER William R. Hollinger Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

		Sequentially
Exhibit No.	Description	Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	19